Exhibit (a)(1)(W)
My Finances
September 28, 2009
For your information
Stock option exchange trading window guideline
Although you are currently subject to Intel’s Trading Window Guideline, we are pleased to inform you that this guideline will not apply to the Stock Option Exchange Program. You can participate in the Stock Option Exchange Program and make an election to exchange your eligible stock options at any time during the exchange window. The exchange window is currently scheduled to be open from Sept. 28 to 8:00 p.m. Pacific time on Oct. 30, 2009.*
Be aware that this waiver on your trading restriction applies only to the Stock Option Exchange Program. Other trading restrictions beyond this program remain in force.
More information
You can find information about the Stock Option Exchange Program here <add link to entry page>. Information about the Trading Window Guideline and why it applies to you is available on the legal website <add link http://legal.intel.com/itct>.
For additional information go to Circuit and use the Search option

*	The exchange window close date is subject to change and you will be notified of the new date if it is changed. In addition, Intel may terminate the program and you will be notified if this happens.